UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
January 2013 Up 9.1% Year over Year

Mexico City, February 6, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2013 increased by 9.1 % when compared to January 2012.

This announcement reflects comparisons between January 1 through January 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2012	January 2013	% Change
Cancún	297,249	358,237	20.5
Cozumel	7,483	8,388	12.1
Huatulco	34,601	32,912	(4.9)
Mérida	91,988	88,485	(3.8)
Minatitlán	9,548	10,675	11.8
Oaxaca	30,401	34,926	14.9
Tapachula	12,387	12,127	(2.1)
Veracruz	56,631	67,369	19.0
Villahermosa	66,884	71,304	6.6
Total Domestic	607,172	684,423	12.7

International
Airport	January 2012	January 2013	% Change
Cancún	976,746	1,049,289	7.4
Cozumel	35,676	32,288	(9.5)
Huatulco	14,054	19,654	39.8
Mérida	9,509	9,915	4.3
Minatitlán	535	547	2.2
Oaxaca	5,846	5,434	(7.0)
Tapachula	826	797	(3.5)
Veracruz	8,236	8,123	(1.4)
Villahermosa	4,368	4,427	1.4
Total International	1,055,796	1,130,474	7.1

ASUR Page 1 of 2

Total
Airport	January 2012	January 2013	% Change
Cancún	1,273,995	1,407,526	10.5
Cozumel	43,159	40,676	(5.8)
Huatulco	48,655	52,566	8.0
Mérida	101,497	98,400	(3.1)
Minatitlán	10,083	11,222	11.3
Oaxaca	36,247	40,360	11.3
Tapachula	13,213	12,924	(2.2)
Veracruz	64,867	75,492	16.4
Villahermosa	71,252	75,731	6.3
Total ASUR	1,662,968	1,814,897	9.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 6, 2013